Filed by SVES, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Relativity Acquisition Corp.

Commission File No.: 001-41283

Date: August 15, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 14, 2023

Relativity Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41283	86-3244927
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o 3753 Howard Hughes Pkwy

Suite 200

Las Vegas, NV 89169

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (888) 710-4420

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A common stock, and one redeemable warrant	RACYU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	RACY	The Nasdaq Stock Market LLC

Redeemable warrants, each warrant exercisable for one share of Class A common stock at an exercise price of $11.50	RACYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed, Relativity Acquisition Corp., a Delaware corporation (“Relativity”), in its Current Report on Form 8-K that was filed with the Securities and Exchange Commission (“SEC”) on February 17, 2023, Relativity entered into a business combination agreement on February 13, 2023, as amended (the “Business Combination Agreement”), with SVES GO, LLC, SVES LLC, SVES CP LLC, and SVES Apparel LLC (together, “SVES”) and the other parties thereto. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Business Combination Agreement.

On August 15, 2023, Relativity issued a press release (the “Press Release”) announcing that a confidential draft of a Registration Statement on Form S-4 (the “Registration Statement”) has been submitted to the SEC, for receipt by the SEC on August 14, 2023, with respect to its proposed business combination (the “Business Combination”) with SVES. A copy of the Press Release is filed herewith as Exhibit 99.1 hereto.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, statements that are not historical facts in this report are forward-looking statements. Forward-looking statements herein generally relate to future events or the future financial or operating performance of Relativity, SVES or the combined company expected to result from the Business Combination (the “Combined Company”). Relativity’s and SVES’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “believe,” “budget,” “continue,” “could,” “expect,” “estimate,” “forecast,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “possible,” “potential,” “project,” “will,” “should,” “predict,” “scales,” “representative of,” “valuation,” or the negative of these terms, and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are based upon beliefs and assumptions and on information currently available to management of Relativity or SVES and that, while considered reasonable by Relativity, SVES or their respective managements, as the case may be, are subject to risks, uncertainties, and other factors that are inherently uncertain and subject to material change. There can be no assurance that future developments affecting Relativity or SVES will be those that it has anticipated. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this report, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Relativity and SVES. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Relativity and SVES and are difficult to predict, including general economic conditions and other risks, uncertainties and factors set forth in Relativity’s SEC filings. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the failure of SVES to find financing in connection with the Business Combination; (3) the inability to consummate the Business Combination in a timely manner or at all, including due to failure to obtain approval of the stockholders of Relativity or other conditions to the closing in the Business Combination Agreement, which may adversely affect the price of Relativity’s securities; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Business Combination; (5) the risk that the Business Combination may not be completed by Relativity’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Relativity; (6) the ability to maintain the listing of Relativity’s securities on a national securities exchange; (7) the inability to obtain or maintain the listing of the Combined Company’s securities on The Nasdaq Stock Market following the Business Combination; (8) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination and to achieve its commercialization and development plans, and to identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of SVES to grow and manage growth economically and to hire and retain key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations and SVES’ ability to comply with such laws and regulations; (12) the outcome of any legal proceedings that may be instituted against SVES or against Relativity related to the Business Combination Agreement or the Business Combination; (13) the enforceability of SVES’ intellectual property, including its patents and the potential infringement on the intellectual property rights of others; (14) the risk of downturns in the highly competitive industry in which SVES operates; (15) the possibility that Relativity or SVES may be adversely affected by other economic, business, and/or competitive factors; and (16) other risks and uncertainties identified in the Registration Statement relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by Relativity or SVES. Relativity and SVES caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Readers are referred to the most recent reports filed with the SEC by Relativity. None of Relativity or SVES undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Additional Information and Where to Find It

This report relates to the proposed Business Combination involving Relativity and SVES. This report may be deemed to be solicitation material in respect of the Business Combination. Relativity and SVES intend to publicly file relevant materials with the SEC, including the Registration Statement, which includes a prospectus with respect to Relativity’s securities to be issued in connection with the Business Combination, and a proxy statement of Relativity (the “Proxy Statement”), to be used at the meeting of Relativity’s stockholders to approve the proposed Business Combination and related matters. INVESTORS AND SECURITY HOLDERS OF RELATIVITY ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SVES, RELATIVITY AND THE BUSINESS COMBINATION. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the Business Combination will be mailed to stockholders of Relativity as of a record date to be established for voting on the proposed Business Combination. Investors and security holders will also be able to obtain copies of the Registration Statement, including the Proxy Statement contained therein, and other documents containing important information about each of the companies filed with the SEC, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Relativity and SVES and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Business Combination. Relativity stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Relativity in the final prospectus filed with the SEC on February 14, 2022, the Registration Statement and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This report does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the Business Combination between Relativity and SVES or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed Business Combination will be made only by means of a prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated August 15, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RELATIVITY ACQUISITION CORP.

	By:	/s/ Tarek Tabsh
		Name:	Tarek Tabsh
		Title:	Chief Executive Officer

Dated: August 15, 2023

Exhibit 99.1

Relativity Acquisition Corp. Announces

Confidential Submission of Registration Statement on Form S-4

Related to Proposed Merger with SVES

New York, NY, August 15, 2023 (GLOBE NEWSWIRE) – Relativity Acquisition Corp. (“Relativity”) (Nasdaq: RACY) announced today that a confidential submission was made to the Securities and Exchange Commission (“SEC”), for receipt by the SEC on August 14, 2021, of a draft registration statement on Form S-4 (the “Registration Statement”) relating to its previously announced proposed business combination (the “Business Combination”) with SVES LLC, SVES GO, LLC, SVES CP LLC and SVES Apparel LLC (collectively, “SVES”), an off-price apparel distribution company based in Florida.

About SVES

SVES is a leading wholesale distributor of discount and off-price fashion. SVES delivers differentiated garment and accessory assortments to major off-price retailers in North America and Europe. The SVES management team is led by off-price industry veterans, including Co-Founders Timothy J. Fullum and Salomon Murciano.

About Relativity Acquisition Corp.

Relativity is a blank check company sponsored by Relativity Acquisition Sponsor LLC, a Delaware limited liability company, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The management team and board of directors are composed of veteran cannabis and finance industry executives, led by Founder, Chairman and CEO Tarek Tabsh.

Additional Information and Where to Find It

This press release relates to the proposed Business Combination involving Relativity and SVES. This press release may be deemed to be solicitation material in respect of the Business Combination. Relativity and SVES intend to publicly file relevant materials with the SEC, including the Registration Statement, which includes a prospectus with respect to Relativity’s securities to be issued in connection with the Business Combination, and a proxy statement of Relativity (the “Proxy Statement”), to be used at the meeting of Relativity’s stockholders to approve the proposed Business Combination and related matters. INVESTORS AND SECURITY HOLDERS OF RELATIVITY ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SVES, RELATIVITY AND THE BUSINESS COMBINATION. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the Business Combination will be mailed to stockholders of Relativity as of a record date to be established for voting on the proposed Business Combination. Investors and security holders will also be able to obtain copies of the Registration Statement, including the Proxy Statement contained therein, and other documents containing important information about each of the companies filed with the SEC, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Relativity and SVES and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Business Combination. Relativity stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Relativity in the final prospectus filed with the SEC on February 14, 2022, the Registration Statement and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the Business Combination between Relativity and SVES or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed Business Combination will be made only by means of a prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, statements that are not historical facts in this press release are forward-looking statements. Forward-looking statements herein generally relate to future events or the future financial or operating performance of Relativity, SVES or the combined company expected to result from the Business Combination (the “Combined Company”). Relativity’s and SVES’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “believe,” “budget,” “continue,” “could,” “expect,” “estimate,” “forecast,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “possible,” “potential,” “project,” “will,” “should,” “predict,” “scales,” “representative of,” “valuation,” or the negative of these terms, and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are based upon beliefs and assumptions and on information currently available to management of Relativity or SVES and that, while considered reasonable by Relativity, SVES or their respective managements, as the case may be, are subject to risks, uncertainties, and other factors that are inherently uncertain and subject to material change. There can be no assurance that future developments affecting Relativity or SVES will be those that it has anticipated. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Relativity and SVES. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Relativity and SVES and are difficult to predict, including general economic conditions and other risks, uncertainties and factors set forth in Relativity’s SEC filings. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement, dated February 13, 2023, as amended, by and among Relativity, SVES and other parties thereto (the “Business Combination Agreement”); (2) the failure of SVES to find financing in connection with the Business Combination; (3) the inability to consummate the Business Combination in a timely manner or at all, including due to failure to obtain approval of the stockholders of Relativity or other conditions to the closing in the Business Combination Agreement, which may adversely affect the price of Relativity’s securities; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Business Combination; (5) the risk that the Business Combination may not be completed by Relativity’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Relativity; (6) the ability to maintain the listing of Relativity’s securities on a national securities exchange; (7) the inability to obtain or maintain the listing of the Combined Company’s securities on The Nasdaq Stock Market following the Business Combination; (8) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination and to achieve its commercialization and development plans, and to identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of SVES to grow and manage growth economically and to hire and retain key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations and SVES’ ability to comply with such laws and regulations; (12) the outcome of any legal proceedings that may be instituted against SVES or against Relativity related to the Business Combination Agreement or the Business Combination; (13) the enforceability of SVES’ intellectual property, including its patents and the potential infringement on the intellectual property rights of others; (14) the risk of downturns in the highly competitive industry in which SVES operates; (15) the possibility that Relativity or SVES may be adversely affected by other economic, business, and/or competitive factors; and (16) other risks and uncertainties identified in the Registration Statement relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by Relativity or SVES. Relativity and SVES caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Readers are referred to the most recent reports filed with the SEC by Relativity. None of Relativity or SVES undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Contact:

Relativity Acquisition Corp.

Email: info@relativityacquisitions.com

Website: www.relativityacquisitions.com

Press Inquiries: rosie@mattio.com

SVES
Aron From
Chief Financial Officer
Email: aron@sves.com
Phone: (212) 375-6179